United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale informs on the early extensions of railway concessions

Rio de Janeiro, December 16th, 2020 - Vale S.A. (“Vale” or “Company”) informs that its Board of Directors approved, today, the amendment terms for the early extension of the concession agreements of Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) railways, jointly and for thirty years from the expiration of the agreements in force, in 20271.

Eduardo Bartolomeo, Vale's CEO, commented: “We are very happy to take another important step towards the Company's de-risking. The early extensions remove a great deal of uncertainty about the continuity of a relevant part of our integrated logistics chain.”. Then, he added: “EFC and EFVM were pioneers in implementing our management model (VPS - Vale Production System) and we invested R$ 35.7 billion2 (US$ 6.6 billion3) between 2006 and 2019 in EFC and EFVM, placing them on the list of the safest railways in the world4. We will continue to invest in the maintenance and expansion of these assets.”.

In the coming days, amendment terms will be signed, where Vale will undertake total commitments estimated at R$ 24.7 billion5 (US$ 5.1 billion6) to be performed by 2057, of which (i) R$ 11.8 billion7 (US$ 2.5 billion) for grant payment; (ii) R$ 9.0 billion (US$ 1.9 billion) with FICO and FIOL counterparts; and (iii) R$ 3.9 billion (US$ 0.8 billion) with other commitments, among them the passenger train service expansion and works to reduce urban conflicts.

(i)	Grant payment

The amendment terms formalize the conditions negotiated with the Ministry of Infrastructure (“MINFRA”) and the National Land Transport Agency (“ANTT”) and include commitments taken by Vale, among them, grant payments of R$ 11.8 billion (US$ 2.5 billion), or R$ 79 million (US$ 17 million) per quarter8 between 2021 and 2057.

(ii)   FICO and FIOL counterparts9

Disbursements of R$ 9.0 billion (US$ 1.9 billion) are also estimated as a form of payment for concession grants.

1 In this sense, the new contractual term ends in 2057.

2 Considers R$ 17.2 billion (US$ 3.2 billion) in the S11D project execution.

3 Considers the value of fixed assets in Brazilian reais (BRL), converted into US dollars (USD), using the exchange rate of the last financial statement (September 30th, 2020).

4 US Class 1 Railways as benchmark (source: US FRA).

5 In real terms (base October 2020).

6 For this and other values, it considers foreign exchange rate of 5.10 for 2021 and 4.77 from 2022 onwards.

7 Totaling R$ 2.8 billion (US$ 0.6 billion) in present value, which corresponds to the amount due in case of full payment, which is the present value of future commitments (until 2057) discounted at 11.04% per year (as defined by MINFRA and ANTT in the early extensions process).

8 Adjusted for Extended National Consumer Price Index (IPCA).

9 For the purpose of complying with the amendment terms, the delivery of specific milestones is considered rather than the monetary amount disbursed, with the latter diverging between the monetary values considered by Vale and by MINFRA and ANTT.

Vale will be responsible for implementing the railway infrastructure and superstructure10 of the FICO section (EF-354), between the municipalities of Mara Rosa (GO) and Água Boa (MT), with approximately 383 km, estimated by Vale at R$ 8.7 billion (US$ 1.8 billion), with an execution period of 6 years, expected to start in 2021.

Rails and railway ties will also be purchased and delivered for the FIOL project section II, in the state of Bahia, estimated at R$ 0.3 billion (US$ 0.06 billion).

(iii)   Other commitments9

Among other commitments estimated at R$ 3.9 billion (US$ 0.8 billion) for the early renewal, Vale will:

•	Extend the EFVM passenger train service, to guarantee the offer of 2 pairs of trains a day in the high season months within 4 years from the amendment term signing date;
•	Guarantee the minimum offer of 1 pair of passenger trains per day at EFC, within a period of 6 years from the amendment term signing date;
•	Implement projects to reduce urban conflicts, with interventions in 33 municipalities crossed by EFVM and 25 municipalities crossed by EFC, for the next 10 years;
•	Duplicate the 9-km railway segment between Capitão Eduardo and Pedreira Rio das Velhas, in the state of Minas Gerais, with estimated completion by the end of 2024.

The ANTT will evaluate the construction of a railway branch, as an extension of EFVM, with approximately 82 km, from Santa Leopoldina to Anchieta (Ramal Anchieta), on the coast of the state of Espírito Santo, with part of these disbursements eligible to deductions of the total grant cost.

Vale also informs that the disbursements for the early extensions of railway concessions were already been considered in the Company's long-term planning and that it will recognize in its balance sheet, in the respective quarter of the signature of the amendment terms, at present value, the intangible assets related to the total commitments with grant, FICO and FIOL compensations, among other commitments. Such commitments will not impact EBITDA, and less than 5% of the commitments will be accounted for as Capex, however the amortization of intangible assets reduces net income.

Vale believes that the anticipated extensions of its concessions are advantageous for society, since they present a series of benefits for the communities close to its concessions and for the economic development of the country, being also beneficial to the Company, in view of the nature of its business, whereby the investment decision is guided by a long-term vision, being both the guarantee of maintaining the integrated logistics model and the railway flow capacity fundamental for the Company's investment decision making and, consequently, its operational continuity.

Luciano Siani Pires

Executive Officer of Investor Relations

10 Expropriation, environmental licensing and archaeological findings of the route prepared by VALEC are under responsibility of the Granting Authority.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: December 16, 2020		Head of Investor Relations